CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$560,000	$31.25

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933

Pricing Supplement dated July 1, 2009 (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated February 10, 2009)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$560,000 100% Principal Protected Notes due July 7, 2014 Linked to the Performance of Gold Medium-Term Notes, Series A, No. C-125

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA-/Aa3‡)

Initial Valuation Date:	July 1, 2009

Issue Date:	July 7, 2009

Final Valuation Date:	July 1, 2014*

Maturity Date:	July 7, 2014* (resulting in a term to maturity of approximately 5 years)

Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Principal Protection:	100%

Participation Rate:	100%

Reference Asset:	Gold, as described under “Settlement Price” in this pricing supplement

Maximum Return:	85%

Initial Price:	US$938.25/troy ounce, the settlement price of the Reference Asset on the initial valuation date.**

Final Price:	The settlement price of the Reference Asset on the final valuation date.**

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the Reference Asset Return is greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the Reference Asset Return and (ii) the participation rate, subject to a maximum return of 85%:

$1,000 + [$1,000 x Reference Asset Return x Participation Rate]

•        if the Reference Asset Return is less than or equal to 0%, you will receive the principal amount of your Notes.

Your principal is only protected if you hold the Notes to maturity.

Reference Asset Return:	The performance of the Reference Asset from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06739JKS1 and US06739JKS14

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa3 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any Reference Asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Market Disruption Events” in this pricing supplement.
**	See “Settlement Price” in this pricing supplement for a description of how settlement price of gold is determined.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡	Proceeds to Barclays Bank PLC
Per Note	100%	3%	97%
Total	$560,000	$16,800	$543,200

‡‡	Barclays Capital Inc. will receive commissions from the Issuer equal to 3% of the principal amount of the notes, or $30 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Reference Asset Return?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 principal amount Note to $1,000 with a participation rate of 100% and a maximum return of 85%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Price	Reference Asset Return	Payment at Maturity	Total Return on the Notes
$1,876.50	100.00%	$1,850.00	85.00%
$1,829.59	95.00%	$1,850.00	85.00%
$1,735.76	85.00%	$1,850.00	85.00%
$1,641.94	75.00%	$1,750.00	75.00%
$1,548.11	65.00%	$1,650.00	65.00%
$1,454.29	55.00%	$1,550.00	55.00%
$1,360.46	45.00%	$1,450.00	45.00%
$1,266.64	35.00%	$1,350.00	35.00%
$1,172.81	25.00%	$1,250.00	25.00%
$1,078.99	15.00%	$1,150.00	15.00%
$1,032.08	10.00%	$1,100.00	10.00%
$938.25	0.00%	$1,000.00	0.00%
$891.34	-5.00%	$1,000.00	0.00%
$844.43	-10.00%	$1,000.00	0.00%
$797.51	-15.00%	$1,000.00	0.00%
$750.60	-20.00%	$1,000.00	0.00%
$656.78	-30.00%	$1,000.00	0.00%
$562.95	-40.00%	$1,000.00	0.00%
$469.13	-50.00%	$1,000.00	0.00%
$375.30	-60.00%	$1,000.00	0.00%
$281.48	-70.00%	$1,000.00	0.00%
$187.65	-80.00%	$1,000.00	0.00%
$93.82	-90.00%	$1,000.00	0.00%
$0.00	-100.00%	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the reference asset increases from an initial price of US$938.25/troy ounce to a final price of US$1,172.81/troy ounce.

Because the final price of US$1,172.81 is greater than the initial price of US$938.25 and the reference asset return of 25% multiplied by the participation rate does not exceed the maximum return, the investor receives a payment at maturity of $1,250.00 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x 25.00% x 100%) = $1,250.00

Example 2: The level of the reference asset increases from an initial price of US$938.25/troy ounce to a final price of US$1,735.76/troy ounce.

Because the final price of US$1,735.76 is greater than the initial price of US$938.25 and the reference asset return of 95% multiplied by the participation rate exceeds the maximum return, the investor receives a payment at maturity of $1,850.00 per $1,000 principal amount Note, the maximum payment on the Notes, calculated as follows:

$1,000 + [$1,000 x 85%] = $1,850.00

Example 3: The level of the reference asset decreases from an initial price of US$938.25/troy ounce to a final price of US$844.43/troy ounce.

Because the final price of US$844.43 is less than the initial price of US$938.25, the investor will receive a payment at maturity of $1000 per $1000 principal amount Note.

Selected Purchase Considerations

•	Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” with respect to the Reference Asset; and

•	For a description of further adjustments that may affect the Reference Asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to the positive reference asset return, up to the maximum return on the Notes. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the reference asset. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct. The Notes will be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. If you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•

“Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in Exchange-Traded Funds Invested in Commodities or Based in Part on Commodities.”

In addition to the risks described above, you should consider the following:

•

Barclays Wealth, the wealth management division of Barclays Capital Inc., may sell the Notes to certain of its customers and may receive compensation from Barclays Bank PLC in this capacity, which may create a potential conflict of interest. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity in connection with your purchase of the Notes—Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•

The Notes Might Not Pay More Than the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested directly in the index. If the reference asset return is negative, you will not receive a payment at maturity of more than the principal amount of your Notes. This will be true even if the reference asset return was positive at some time during the term of the Notes but later fell below 0%.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final price is greater than the initial price, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed the maximum return of the principal amount, even though the reference asset return may be greater than the maximum return.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Capital, an affiliate of Issuer, is a member of the London Gold Market Fixing Ltd., which determines the settlement price used for the initial price and final price of Gold. Actions by the London Gold Market Fixing Ltd. (the entity that determines the settlement price used for the initial price and final price of Gold) may have an adverse effect on the price of Gold and therefore on the market value of the Notes. No member of the London Gold Market Fixing Ltd., including Barclays Capital – an affiliate of the Issuer, will have any obligations with respect to the amounts to be paid to you on any interest payment date or on the maturity date, or to consider your interests as an owner of Notes when it takes any actions that might affect the market value of the Notes. Although Barclays Capital is a member of the London Gold Market Fixing Ltd., the Issuer has no ability to control or predict the actions of the London Gold Market Fixing Ltd. These actions could include mergers or tender offers in the case of Gold or errors in information disclosed by the London Gold Market Fixing Ltd. or any discontinuance by them of that disclosure. However, we may currently, or in the future, engage in business with the London Gold Market Fixing Ltd. and any member of the London Gold Market Fixing Ltd.. Neither we, nor any of our affiliates, including Barclays Capital or any other member of the London Gold Market Fixing Ltd., assume any responsibility for the adequacy or accuracy of any publicly available information about Gold, whether the information is contained herein or otherwise. You should make your own investigation into Gold and the London Gold Market Fixing Ltd.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the index;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, especially those affecting the prices of commodities underlying the Index; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”). An AA- rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa3 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any Reference Asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

Settlement Price

The official U.S. dollar cash buyer settlement price that will be used for the initial price and the final price of Gold will be determined as described below:

Where the Reference Asset is Gold, the afternoon Gold fixing price per troy ounce of Gold for delivery in London through a member of the London Bullion Market Association authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market Fixing Ltd. and displayed on Reuters Screen page “GOFO” that displays prices effective on the initial valuation date or the final valuation date, as applicable. The members of The London Gold Market Fixing Limited consist of Barclays Capital, Scotia Mocatta, Deutsche Bank, Societe Generale, and HSBC Investment Banking Group. The fix is carried out twice a day, at 10.30 a.m. and 3 p.m. London local time via telephone by the 5 members and the applicable Settlement Price will be based on the 3 p.m. fix. The settlement price of Gold on the initial valuation date and the final valuation date may be seen on GOLDLNPM on Bloomberg.

The settlement price of the Reference Asset on July 1, 2009 was US$938.25/troy ounce.

Historical Information

The following graph sets forth the historical performance of the Reference Asset based on the daily settlement price, from January 2, 2001 through July 1, 2009.

We obtained the Reference Asset settlement prices below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Reference Asset settlement prices on the final valuation date. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.